Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

Our Commitment to Online Video is Clear--No Buffering Required

Charter has always been a different kind of cable company - committed to offering the most innovative products, faster speeds, an open internet, no modem fees or data caps, and superior customer service to our 5.4 million customers. Our proposed transaction with Time Warner and Bright House Networks is exciting because it enables us to offer these benefits to even more American consumers.

Lately, we’ve gotten a lot of questions about the merger, and how it’s different from other mergers. Specifically, people want to know what impact it will have on online video.

While some cable providers are focused on protecting traditional programming at the expense of online video and over the top (OTT) content, we don’t have significant programming interests to protect and understand that our customers are consuming video programming differently than they were just five years ago, let alone 10 or 15 years ago.

As we look to the future, we’re interested in continuing to offer our customers the content they want where they want it. We don’t believe in setting a limit or charging more based on how much data our customers use, and we’ve been outspoken in our commitment to a free and open Internet. That’s why Netflix CEO Reed Hastings has said our merger with Time Warner and Bright House will be “a tremendous positive,” and that “the key thing about the Charter deal is it’s all Internet companies that benefit - us, Hulu, Amazon, HBO Now - so that we can all compete for consumers’ affection.”

Simply put, we want our customers to use as much broadband as they want. If our customers want to stream their content from online sources beyond the cable box, they can do so. Our competitors don’t always feel this way, which is why some of them are trying to block this merger.  But with Charter, our customers can access our video service using Roku, Android and IOS devices without a set-top box, and they can access 60 TV everywhere apps on various devices.

Our commitment to online video isn’t just a matter of policy--we’ve also committed to ensuring we have the infrastructure to support America’s most video-friendly broadband service. Among other efforts to keep your video crystal clear, we are continually investing in interconnection capacity in order to avoid network congestion.

Just like existing Charter customers today, New Charter customers won’t be billed based on usage or have to worry about data caps. The lowest speed we offer across our entire network is 60 Mbps. Compare that to other companies who not only charge multiple fees, but do it while offering speeds at a fraction of ours.

By forming New Charter, we’ll set a new standard that demands other industry giants put their customers first, or risk losing them.

Welcome to the future.

Important Information for Investors and Shareholders
This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.